Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Completion of Site Preparation Activities
and Commencement of Full-Scale Construction at Phoenix ISR Uranium Mine

Toronto, ON – July 28, 2026. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) is pleased to announce that activities at the Phoenix In-Situ Recovery (“ISR”) uranium mine (“Phoenix” or the “Project”) have transitioned from site preparations to full-scale construction, including initiation of the perimeter freeze wall installation for Phase 1 of the mine.

Since the commencement of site preparation and early works in March 2026, significant progress has been made by Denison and its construction partners to complete several critical site preparation activities – including substantial completion of site clearing activities, advancement of schedule-sensitive site civil works, and the establishment of construction management facilities. Preparation activities also involved the installation and commissioning of temporary construction camp facilities, which significantly increases the accommodation capacity of the Wheeler River property to nearly 400 people and allows a ramp-up in the on-site workforce.

Additionally, aggregate production required for various site civil purposes continues at a nearby quarry, and the concrete batch plant has been mobilized to site. Schedule-critical concrete-related activities for the substation and the main process plant foundations are currently expected to commence in August.

David Cates, President & CEO of Denison, commented, “Completing the site-preparation activities needed to ramp up our on-site workforce and achieve a full-scale rate of construction is an important initial milestone for the Phoenix project.

Site civil work has progressed well during the early works program, with +20% of overall site civil work estimated to be completed to date. Importantly, we have achieved near 100% completion of civil subgrade work for the process plant and wellfield areas, which is needed to facilitate the planned concrete pour for the plant and the initiation of the freeze wall installation program.

Construction activity is expected to accelerate through the remainder of the summer months with the commencement of a second shift, which means seasonally sensitive civil and other construction work can continue virtually 24-hours a day in support of the completion of our key first-year construction milestones – including concrete pours of the foundations for the process plant and main power transformer, installation of the freeze wall, as well as earth works for the airstrip and on-site power distribution.

Achieving these positive early results demonstrates the readiness and commitment of Denison and our construction partners as we advance this unique nation-building project to become Canada’s first new large-scale uranium mine since Cigar Lake.”

About Wheeler River

Wheeler River is the largest undeveloped uranium project in the infrastructure-rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. Wheeler River is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014, respectively, and is a joint venture between Denison (90% and operator) and JCU (Canada) Exploration Company Limited (“JCU”, 10%). In August 2023, Denison filed a technical report (the “Wheeler River Report”) summarizing the results of (i) Phoenix Feasibility Study; and (ii) a cost update to the 2018 Pre-Feasibility Study for conventional underground mining of the basement-hosted Gryphon uranium deposit. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019, culminating in the July 2025 approval of the Project’s Environmental Assessment (“EA”) by the Province of Saskatchewan and the February 2026 approval of the Project’s EA and the grant of the construction licence by the Canadian Nuclear Safety Commission. Full-scale construction commenced for Phoenix in July 2026. More information is available in the technical report titled “NI 43-101 Technical Report on the Wheeler River Project Athabasca Basin, Saskatchewan, Canada” dated August 8, 2023 with an effective date of June 23, 2023, and an update to estimated Phoenix initial capital costs described in Denison’s Annual Information Form dated March 30, 2026, copies of which are available on Denison’s website and under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

About Denison

Denison is a leading uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to Denison’s effective 95% interest in its flagship Wheeler River Project, Denison's interests in Saskatchewan include a 22.5% ownership interest in the McClean Lake Joint Venture ("MLJV"), which includes uranium deposits (with mining at the McClean North deposit having commenced in 2025 using the MLJV's SABRE mining method) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé ("THT") and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~457,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates                                                     (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith                                                      (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on Twitter                                 @DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release constitutes 'forward-looking information', within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'potential', 'plans', 'expects', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates', or 'believes', or the negatives and/or variations of such words and phrases, or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will' 'be taken', 'occur' or 'be achieved'. In particular, this news release contains forward-looking information pertaining to Denison's current expectations, intentions and objectives with respect to Wheeler River and Phoenix, including the Company's outlook generally with respect to ISR mine development and operations, and milestones related thereto, for Phoenix.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results and underlying assumptions and interpretations of its technical studies and cost forecasting may not be maintained after further testing, procurement, or operations, or be representative of actual conditions at the Project or within the applicable deposits. In addition, Denison may decide or otherwise be required to discontinue work if it is unable to maintain or otherwise secure the necessary resources (such as equipment, staffing, contractors, testing facilities, capital funding, joint venture approvals, regulatory approvals, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 30, 2026 under the heading 'Risk Factors' or in subsequent quarterly financial reports. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Figure 1. Phoenix ISR Mine, Site Preparation Progress as of April 30, 2026

Figure 2. Phoenix ISR Mine, Civil Works for Wellfield, Process Plant, and Substation Areas as of July 21, 2026

Figure 3. Temporary Construction Camp Facilities Installation Progress at the Phoenix Site as of July 6, 2026

Figure 4. Airstrip Site Preparation (Phoenix site in the distances) as of July 25, 2026